UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of February, 2008

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Disposal



14 February 2008



PEARSON SELLS DATA MANAGEMENT BUSINESS TO M&F WORLDWIDE FOR $225M


Pearson, the international media and education company, has agreed to sell its Data Management business to M & F Worldwide Corp. for $225 million in cash. The transaction is expected to close in the first quarter of 2008, subject to closing conditions.


The business manufactures scanners, prints forms and provides support services for customers in education (for student testing, classroom attendance and grade reporting) and in commercial and government organizations (for payroll, training and customer satisfaction surveys). Headquartered in Eagan, Minnesota, it became part of Pearson through the acquisition of National Computer Systems in 2000. In 2007, it had external sales of $112 million and operating profit of $25 million.


M & F Worldwide is the indirect parent company of Scantron Corporation, which provides assessment and survey solutions to education and commercial organizations.


"This is a successful business that will benefit from being part of an organization focused on scanning technologies across many industries," said Marjorie Scardino, Pearson's chief executive. "For Pearson, this transaction further sharpens our focus on our market-leading education and publishing franchises."



ENDS



For more information:

Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith        +44 (0)20 7010 2310







                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 14 February, 2008

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary